File No. 812-13915

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Amendment No. 3 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Forum Investment Advisors, LLC
Forum ETF Trust
Foreside Fund Services, LLC

PLEASE SEND ALL COMMUNICATIONS TO:

John Y. Keffer
Forum Investment Advisors, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101

Stacey E. Hong
Forum ETF Trust
Three Canal Plaza, Suite 600
Portland, ME 04101

Richard J. Berthy
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

With copies to:
Stacy L. Fuller , Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006

As filed with the Securities and Exchange Commission on April 1, 2013

TABLE OF CONTENTS	Page

I.	Actively Managed Exchange Traded Funds	3
A.	Applicants and Other Entities	3
1.	The Trust	3
2.	Investment Advisory Services	3
3.	The Distributor	4
B.	The Initial Fund and its Investment Objective	5
1.	The Initial Fund and its Investment Objective	5
2.	All Funds and their Investment Objectives	5
3.	Benefits of Funds to Investors	6
4.	Benefits of Section 12(d) Relief	6
C.	Capital Structure and Voting Rights; Book Entry	6
D.	Exchange Listing	7
E.	Purchases and Redemptions of Shares and Creation Units	7
1.	Placement of Orders to Purchase Creation Units	8
a.	General	8
b.	NSCC Process, DTC Process and Process for the Funds	10
c.	Transaction Fees	12
d.	Timing and Transmission of Purchase Orders	12
2.	Payment for Creation Units	13
a.	General	13
b.	Global Funds	13
3.	Rejection of Creation Unit Purchase Orders	13
4.	Redemption	14
5.	Pricing of Shares	15
F.	Dividends, Distributions and Taxes	15
G.	Shareholder Transaction and Operational Fees and Expenses	16
H.	Dividend Reinvestment Service	17
I.	Availability of Information	17
J.	Sales and Marketing Materials; Prospectus Disclosure	18
K.	Third Party Broker Dealer Issues	18
II.	Funds of Actively Managed Exchange-Traded Funds	19
A.	The Investing Funds	19
B.	Proposed Transactions	19
C.	Fees and Expenses	19
D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief	19
III.	Request for Exemptive Relief and Legal Analysis	20
A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act	20
B.	Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act	21
C.	Section 22(e) of the 1940 Act	22
D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	24
E.	Section 12(d)(1) of the 1940 Act	27
F.	Sections 17(a), 17(b) and 6(c)	31
G.	Discussion of Precedent	32
IV.	Conditions	35
A.	Actively Managed Exchange-Traded Fund Relief	35
B.	Section 12(d)(1) Relief	36
C.	Compliance Obligations	38
V.	Procedural Matters	39

-i-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Forum Investment Advisors, LLC Forum ETF Trust Foreside Fund Services, LLC File No. 812-13915

Amendment No. 3 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and
17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

SUMMARY OF APPLICATION

In this application (“Application”), Forum Investment Advisors, LLC ( "FIA") , Forum ETF Trust (the “Trust”) and Foreside Fund Services, LLC (“Foreside” and, together with FIA and the Trust, “Applicants”) request an order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act (“Order”).

Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act to permit the Trust to create and operate an actively managed investment series of the Trust (the “Initial Fund”) that will offer exchange-traded shares (“Shares”).

As an initial matter, it is important to note that the Commission (defined below) has issued orders on exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.1

1   See e.g.,  In the Matter of Federated Investment Management Company et al., Investment Company Act Release Nos. 30123 (June 26, 2012) (order) and 30093 (June 1, 2012) (notice) (“Federated Order”); In the Matter of RiverPark Advisors, LLC et al., Investment Company Act Release Nos. 29863 (Nov. 17, 2011) (order) and 29840 (Oct. 19, 2011) (notice);  In the Matter of Eaton Vance Management et al., Investment Company Act Release Nos. 29620 (March. 30, 2011) (order) and 29591 (March. 1, 2011) (notice) (“Eaton Vance Order”);  In the Matter of Pacific Investment Management Company, LLC, et al., Investment Company Act Release Nos. 28949 (Nov. 10, 2009) (order) and 28993 (Oct. 20, 2009) (notice);  In the Matter of Grail Advisors, LLC, et al., Investment Company

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust or of other open-end management companies offering exchange traded Shares that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by FIA, or an entity controlling, controlled by, or under common control with FIA ( FIA and each such other entity and any successor thereto included in the term “Investment Manager”), and (b) comply with the terms and conditions of the Application.2 The Initial Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”).

Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number of individual Shares referred to as “Creation Units.” Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund ( as defined below ) ; and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a n FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B).

Act Release Nos. 28571 (Dec. 23, 2008) (order) and 28604 (Jan. 16, 2009) (notice);  In the Matter of PowerShares Actively Managed Exchange-Traded Trust, et al., Investment Company Act Release Nos. 28171 (February 27, 2008)(order) and 28140 (February 1, 2008)(notice); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28173 (February 27, 2008)(order) and 28146 (February 6, 2008)(notice); In the Matter of Wisdom Tree Trust, et al., Investment Company Act Releases Nos. 28174 (February 27, 2008)(order) and 28147 (February 6, 2008)(notice); and In the Matter of Bear Stearns Active ETF Trust, et al., Investment Company Act Release Nos. 28172 (February 27, 2008)(order) and 28143 (February 5, 2008)(notice).

2   For the purposes of the requested order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

The Future Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).3

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the O rder in the future will comply with the terms and conditions of this Application.  An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in any in-kind transactions that may accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”).

I.	Actively Managed Exchange Traded Funds

A.	Applicants and Other Entities

          1. The Trust. The Trust is a statutory trust organized under the laws of the State of Delaware on June 15, 2011, and is registered with the Commission as an open-end management investment company. The Trust is organized as a series investment company.  The Trust is overseen by a board of trustees (the “Board”) that will maintain the composition requirements of Section 10 of the 1940 Act.4 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

          2. Investment Advisory Services. FIA (referred to herein as the Investment Manager) will be an investment adviser to the Initial Fund and each of the other Funds. FIA is a Delaware limited liability company, with its principal office in Portland, Maine. On February 28, 2013, FIA filed a Form ADV with the Commission to register as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”), and subject to the oversight and authority of the Board, will develop the overall investment program for each Fund , which includes working with the Investment Advisors (as defined below) to define principal investment strategies ( the Investment Advisors, and not the Investment Manager, will make

3   In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

4  The term “Board” includes any board of directors or trustees of a Future Fund, if different.

investment decisions with respect to assets of each Fund allocated by the Investment Manager to that Investment Advisor, subject to supervision and oversight by the Investment Manager of each Investment Advisor as described herein). The Trust may retain one or more investment advisers (“Investment Advisors”)  with respect to the Funds to manage specific strategies suited to the Investment Advisors’ expertise, including having multiple Investment Advisors managing portions of a single Fund.   The Trust will not utilize investment sub-advisers as Investment Advisors in reliance upon the terms and conditions of the Order. In instances where a single Fund has multiple Investment Advisors managing portions of such Fund, the Investment Manager will have sole responsibility for allocating assets among the Investment Advisors. Each Investment Advisor will be registered under the Advisers Act. The Investment Manager will be responsible for overseeing and reporting to the Board on the performance of each Investment Advisor; making recommendations to the Board concerning the hiring, retention and dismissal of each Investment Advisor; and assisting the Board in gathering and evaluating data relating to the operations of each Fund and of the Trust. Either the Investment Manager or a non-advisory affiliate of the Investment Manager will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund.

          The Investment Manager will be responsible for each Investment Advisor’s compliance, in addition to its own compliance, with the terms and conditions set forth in this Application, including any such terms and conditions that may relate to the investment activity of an Investment Advisor. Any advisory contract between a Fund and the Investment Manager will include provisions that obligate the Investment Manager (a) to comply with the terms and conditions of the Order and (b) to monitor and enforce compliance by any Investment Advisor with the terms and conditions of the Order, including any terms and conditions that may relate to investment activity of the Investment Advisor with respect to the Fund.  Any advisory contract between a Fund and an Investment Advisor will include provisions that obligate the Investment Advisor to comply with the terms and conditions of the Order and empower the Investment Manager to terminate the advisory contract if there is a material breach of the terms and conditions of the Order by the Investment Advisor. 5   Before a Fund enters into an advisory contract with an Investment Advisor, the Investment Manager and the Investment Advisor will execute a compliance agreement (“ Compliance Agreement ”) (a) obligating the Investment Advisor to comply with the terms and conditions of the Order, (b) obligating the Investment Manager to monitor compliance by the Investment Advisor with the terms and conditions of the Order, and (c) establishing the Investment Manager’s power to enforce compliance by the Investment Advisor with the terms and conditions of the Order.

          3. The Distributor. A registered broker-dealer under the Exchange Act (“Distributor”), which may be an affiliate of the Investment Manager or any Investment Advisor, will be selected and approved by the Board to act as the distributor and principal underwriter of the Funds. The Distributor will distribute Shares on an agency basis. (See Section I.D. below for additional discussion of the Distributor’s role and duties.)  The Distributor will

5    The Investment Manager's contractual right to terminate an advisory agreement may be exercised subject to a finding by the Investment Manager that an Investment Advisor has failed in a material way to comply with the terms and conditions of the Order.

comply with the terms and conditions of this Application. Foreside will serve as the initial Distributor of Shares, and Applicants request that the Order requested herein apply to any future Distributor of Shares. Foreside is not affiliated with FIA.

          No Distributor, Investment Manager, Investment Advisor, Trust, or Fund is, or will be, affiliated with any Stock Exchange.

B.	The Initial Fund and its Investment Objective

          1. The Initial Fund and its Investment Objective. The Initial Fund is expected to be called the Merk Hard Currency ETF.  The investment objective of the Initial Fund will be to seek to profit from a rise in hard currencies relative to the U.S. dollar. Under normal market conditions, the Initial Fund will seek to achieve its investment objective by investing at least 80% of the value of its net assets (plus borrowings for investment purposes) in “hard currency” denominated investments and gold.  The Initial Fund will normally invest in a basket of hard currency denominated investments composed of high quality, short-term debt instruments and in gold.

          2. All Funds and their Investment Objectives. In addition to the instruments described above, each Fund reserves the right to invest in other instruments to the same extent as other registered, actively managed open-end management investment companies , all in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder. Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies , other assets and other positions including short sales and other short positions (“ Short Positions ”) traded in the U.S. and/or non-U.S. markets (“Portfolio Instruments”). To the extent consistent with other investment limitations, the Funds may invest all of their assets in mortgage- or asset-backed securities, including “to-be-announced transactions” or “TBA Transactions”,6 and may engage in forward commitment transactions ,  7 forward foreign currency contracts, options contracts, futures contracts or swap agreements . 8 Funds may also invest in Depositary Receipts. Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.9 A Fund will not invest in any Depositary Receipts

6   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

7   In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

8    If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund’s use of derivatives and (ii) how the Fund’s Investment Advisor assesses and manages risk with respect to the Fund’s use of derivatives; and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

9   Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”), on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign that the Investment Advisor deems to be illiquid or for which pricing information is not readily available. In addition, to the extent required by then-current Commission positions regarding open-end companies, and as necessary for the arbitrage process, each Fund’s Portfolio Instruments will be liquid.  Each Fund’s investment objective is not considered to be fundamental and can be changed without a vote of its shareholders.

          3. Benefits of Funds to Investors. Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Creation Deposit and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per individual Share (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

          Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other active ETFs, the Shares of each Fund can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest interest received on Portfolio Instruments.

          4. Benefits of Section 12(d) Relief. If Section 12(d)(1) relief is granted, the Funds will offer the Investing Funds the benefits noted above. For example, the Initial Fund will offer a simple and efficient way to profit from a rise in hard currencies relative to the U.S. dollar.

C.	Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered or a U.S., entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants , nor of any Investment Manager, any Investment Advisor, or the Funds, will serve as the depositary bank for any Depositary Receipts held by a Fund.

owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

D.	Exchange Listing

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares.10 None of the Investment Manager, any Investment Advisor, the Distributor or any affiliated person of the Investment Manager, any Investment Advisor,  the Fund’s promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Stock Exchange will select, designate or appoint one or more Specialists or Market Makers for the Shares.11 As long as the Funds operate in reliance on the requested O rder, the Shares will be listed on the Stock Exchange.

E.	Purchases and Redemptions of Shares and Creation Units

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m., Eastern Time, on each “Business Day”, which is defined to include any day that the Fund is open for business , including as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 50,000 Shares and the price of a Fund Share will range from $20 to $200, in which case the price of one Creation Unit will be at least $1,000,000.

The price of Shares trading on the Stock Exchange will be based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a

10   The identified parties may, of course, act in these capacities if permitted to do so by a Commission rule or exemptive order, or by a no-action letter issued by the Commission staff.

11   Unlike on other Stock Exchanges where a Specialist may oversee trading in shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the 1940 Act due to ownership of Shares, as described below.

Fund. Purchases and sales of Shares on the Stock Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

1. Placement of Orders to Purchase Creation Units

a.	General

The Initial Fund and certain Future Funds will generally be purchased entirely for cash, and will be redeemed in Creation Units and generally on an in-kind basis.  While the Initial Fund will generally be purchased all in cash, in order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to accept and deliver Creation Units of the Initial Fund and any Future Funds generally by means of an in-kind deposit of specified instruments.  Accordingly, except where the purchase or redemption will be entirely in cash or include cash under limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”) , in each case accompanied by a deposit (or refund) of a specified Balancing Amount (as defined below) .12

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”  In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),13 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;14 or

(c) TBA Transactions, Short Positions 15 and other positions that cannot be transferred in kind16 will be excluded from the Creation Basket.17

12    The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

13    The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

14    A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

15    To the extent required by Section 18(f) of the 1940 Act, Portfolio Instruments and/or cash held in a Fund’s portfolio will be segregated to cover Short Positions in such Portfolio. See , Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “ Balancing Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;18

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments  (“Global Funds”), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized

16    This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

17    Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount .

18    In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  For instance, in bond transactions, the Investment Advisor may be able to obtain better execution than Share purchasers because of the Investment Advisor’s size, experience and potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions.

Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.19

Each Business Day, before the open of trading on the Stock Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day.  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.20

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.	NSCC Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a non-automated clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (the “NSCC Process” and “DTC Process”, respectively). This is true for current ETFs which hold foreign securities (see international iShares and the international Vanguard ETFs, for example).

19    A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

20    Pursuant to Rule 206(4)-7 under the Advisers Act, the Investment Manager and any Investment Advisor or any other investment adviser to a Fund have or, prior to acting as investment adviser to a Fund, will have adopted written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  The Investment Manager and any Investment Advisor or any other investment adviser to a Fund have also adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent and detect the misuse of material nonpublic information in violation of the Advisers Act, Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (its “Inside Information Policy”).  In addition, like the Investment Manager, Investment Advisors, and any other investment advisers, any Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.  In accordance with the Code of Ethics and Inside Information Policy of the Investment Manager, Investment Advisors, or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

For Global Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Investment Manager, the Investment Advisor and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate subcustodians. In connection with a creation, the Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and any cash as determined in accordance with the procedures described in Section I.E.1.a of the Application (collectively, the “Creation Deposit”).  Creation Deposits must be delivered to the accounts maintained at the Custodian or applicable subcustodians. If applicable, the subcustodians will confirm to the Custodian that the required Creation Deposit has been delivered, and the Custodian will notify the Investment Manager, the Investment Advisor and Distributor that the required Creation Deposit has been delivered. The Distributor will then furnish the purchaser with a confirmation and the Fund’s prospectus (“Prospectus”).

The Shares will clear and settle in the same manner as the shares of other ETFs and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable non-U.S. market.

Equity securities will be processed either through an enhanced clearing process or through a non-automated clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the non-automated clearing process (i.e., the DTC Process), which is available to all DTC participants, involves an individual line-by-line movement of each securities position. Because the DTC Process involves the simultaneous movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The Custodian will monitor the movement of the Creation Deposit and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the Creation Deposit and will generally occur on a settlement cycle of T+3 Business Days or shorter.21 Applicants do not believe the issuance and settlement of Creation

21   Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each fixed income fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date.  As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest

Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c.	Transaction Fees

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Investment Advisor , or with respect to any Fund with multiple Investment Advisors by the Investment Manager, to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.22 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.23 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. Variations in the Transaction Fee may be made from time to time.

d.	Timing and Transmission of Purchase Orders

All orders to purchase Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m., Eastern Time, on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Creation Deposit, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.

and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds.  The Specialists, Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

22   In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

23    Where a Fund, as described in section I.E.1.a, permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying or selling those particular Deposit or Redemption Instruments.

A Creation Unit of a Fund will not be issued until the transfer of the Creation Deposit has been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Creation Deposit has not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

2. Payment for Creation Units

a.	General

Persons purchasing Creation Units from the Funds must deliver a Creation Deposit, plus the applicable Transaction Fee. With respect to any cash payment, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m., Eastern Time, on the third Business Day following the date on which the request was accepted by the Distributor (T+3).

Applicants do not believe that purchases of Creation Units for cash as permitted in accordance with procedures described in section I.E.1.a. above will materially affect arbitrage efficiency. This is because Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities and/or other instruments or cash. The important function of the arbitrageur is to bid the share price of any Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a Creation Deposit. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Instruments .

b.	Global Funds

An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Investment Manager, the Investment Advisor and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Creation Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act.

3. Rejection of Creation Unit Purchase Orders

As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1) the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2) the acceptance of the Creation Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3) the acceptance of the Creation Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4) the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust, the Investment Manager, or an Investment Advisor have an adverse effect on the Trust or on the rights of beneficial owners; or

(5) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Investment Manager, an Investment Advisor, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

4. Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit, have legal ownership, and deliver the Shares to the Trust’s custodian on settlement date. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.

Redemptions of Creation Units that include cash as described above in Section I.E.1.a. will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process . Transmission of cash, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or in a redemption that includes cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the Redemption Instruments, as determined according to the procedures described in Section I.E.1.a above, from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each Redemption Instrument. Transmission of any cash included in the Creation Deposit and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

For Global Funds, a redemption request will not be made through DTC.  Rather, for Global Funds, a redemption request will be processed through the subcustodian network described in Section I.E.2.b above.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

5. Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.

F.	Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

G.	Shareholder Transaction and Operational Fees and Expenses

No sales charges for purchases of Shares of any Fund will be imposed by any Fund, the Investment Manager or any Investment Advisor. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Investment Advisor , or with respect to any Fund with multiple Investment Advisors, the Investment Manager, in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Investment Manager, an Investment Advisor or some other party.

The terms of the Trust’s advisory contract with the Investment Manager and any Investment Advisor and the fees payable thereunder will comply with Section 15(a) of the 1940 Act. The Investment Manager will have a contractual right to terminate an Investment Advisor under the terms of the Trust’s advisory contract with any Investment Advisor in the event there is a material breach of the terms and conditions of the Order by the Investment Advisor. 24   Each Fund’s advisory contract with the Investment Manager and any Investment Advisor and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and , if applicable, pursuant to Rule 18f-2 under the 1940 Act, and will comply with the provisions of the Advisers Act. For its services, the Investment Manager and each Investment Advisor will receive a n advisory fee from the relevant Fund, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The advisory fees paid by the various Funds may differ.

24   See   supra note 5.

The Investment Manager, any Investment Advisor or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

H.	Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

I.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. Each Fund's website, which will be publicly available prior to the public offering of Shares, will include the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),25 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.26

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Stock

25   The Bid/Ask Price of the Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Fund or its service providers.

26   Under accounting procedures followed by the Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Fund will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

J.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

K.	Third Party Broker Dealer Issues

Because Creation Units will be offered continuously to the public and, as such, new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons may be cautioned, including in the Prospectus if required by Form N-1A, that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

II.	Funds of Actively Managed Exchange-Traded Funds

A.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Advisor”) that does not control, is not controlled by or under common control with the Investment Manager or any Investment Advisor. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Advisor”). Each Investing Fund Advisor and any Investing Fund Sub-Advisor will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds (other than an FOF ETF) beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses

Shares of the Funds will be sold by the Fund without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have the Investment Manager or an Investment Advisor as the Investing Fund Advisor or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a n FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

III.	Request for Exemptive Relief and Legal Analysis

Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust and any Fund to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more material deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted

above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Instruments which form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange27 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or

27   Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.

In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Section 22(e) of the 1940 Act

Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Global Funds under the circumstances described below.28

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a

28   Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Redemption Instruments of each Global Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. With respect to Future Funds that are Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. A redemption delivery may be delayed due to the proclamation of new or special holidays,29 the treatment by market participants of certain days as “informal holidays”30 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,31 could affect the information set forth herein at some time in the future.  The SAI will identify those instances in a given year where, because of local holidays, more than seven days, up to a maximum of fourteen calendar days, will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to fourteen calendar days, needed to deliver the proceeds for each affected Global Fund.  Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of fourteen (14) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fourteen (14) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities

29   Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

30   A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

31   Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fourteen (14) days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application has been granted previously.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal— knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by the Investment Manager or any Investment Advisor and hence be an affiliated person of each other Fund. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Investment Manager or an Investment Advisor (an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to an Affiliated Fund, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of the Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Absent the unusual circumstances discussed in Section I.E.1.a of the Application, on each Business Day the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond pro rata to the Fund’s P ortfolio I nstruments . Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures set forth in the Fund’s registration statement .

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.32 Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.33 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no

32   In no case, however, will a Future Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this application.

33   House Hearing, 76th Cong., 3d Sess., at 113 (1940).

“effective voice” in the other investment company.34 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”35

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).36 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).37

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a n FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the O rder. Condition B.1 (as referenced in Section IV below) limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Advisor, or Sponsor, any person controlling, controlled by, or under common control with such Investing Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Advisor or Sponsor.

34   Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

35   House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

36   See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

37   Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Investing Fund Sub-Advisor acts as an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Sub-Advisor, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract with the Investment Manager or with any Investment Advisor under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Advisor, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.38

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company.39 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund that is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

38   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

39   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

F.	Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in any accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund could be prohibited, as could any accompanying in-kind transactions. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by the Investment Manager or an Investment Advisor. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.40  Further, absent the unusual circumstances discussed in Section I.E.1.a of the Application, on each Business Day the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond pro rata to the Fund’s P ortfolio I nstruments.

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

G.	Discussion of Precedent

Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the exemptive relief granted in the Federated Order and the Eaton Vance Order41 and is also virtually identical to the exemptive relief obtained by WEBS Index Fund,42

40   To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that may accompany such sales and redemptions.

41   See Federated Order and Eaton Vance Order, supra note 1.

42   See In the Matter of the Foreign Fund, Inc., et al., Investment Company Act Release Nos. 21803 (March 5, 1996) (order) and 21737 (Feb. 6, 1996) (notice).

CountryBaskets,43 Select Sector SPDR Trust,44 iShares,45 the Vanguard Index Funds,46 Fresco Index Shares Funds47 and PowerShares Exchange Traded Fund Trust.48

Applicants’ requested relief with respect to Section 22(e) is virtually identical to the exemptive relief granted in the Federated Order and the Eaton Vance Order, and is also virtually identical to the exemptive relief obtained by iShares49 and CountryBaskets.50

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is identical to the exemptive relief granted in the Federated Order and the Eaton Vance Order, and virtually identical to the exemptive relief obtained by SuperTrust,51 Diamonds Trust,52 the Nasdaq-100 Trust,53 WEBS Index Fund,54 Select Sector SPDR Trust,55 CountryBaskets,56 iShares,57 the Vanguard Index Funds,58 the Fresco Index Shares Funds59 and the PowerShares Exchange Traded Fund Trust.60

43   See CountryBaskets Index Fund, Inc., Investment Company Act Release Nos. 21802 (March 5, 1996) (order) and 21736 (Feb. 6, 1996) (notice).

44   See In the Matter of the Select Sector SPDR Trust, et al., Investment Company Act Release Nos. 24666 (Sept. 25, 2000) (order) and 24631 (Sept. 7, 2000) (notice).

45   See In the Matter of Barclays Global Fund Advisors, Investment Company Act Release Nos. 24451 (May 12, 2000) (order) and 24394 (April 17, 2000) (notice) and iShares Trust, et al., Investment Company Act Release Nos. 29172 (March 10, 2010) (order) and 29129 (Feb. 16, 2010) (notice).

46   See In the Matter of Vanguard Index Funds, et al., Investment Company Act Release Nos. 24789 (December 12, 2000) (order) and 24680 (October 6, 2000) (notice).

47   See In the Matter of UBS Global Asset Management (US) Inc., et al., Investment Company Act Release Nos. 25767 (October 11, 2002) (order) and 25738 (September 18, 2002) (notice).

48   See In the Matter of PowerShares Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 25985 (March 28, 2003) (order) and 25961 (March 4, 2003) (notice).

49   See In the Matter of Barclays Global Fund Advisors, supra note 4 5 .

50   See CountryBaskets Index Fund, Inc., supra note 4 3 .

51   See In the Matter of the SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release Nos. 17809 (Oct. 19, 1990) (order) and 17613 (July 25, 1990) (notice).

52   See In the Matter of Diamonds Trust, et al., Investment Company Act Release Nos. 22979 (Dec. 30, 1997) (order) and 22927 (Dec. 5, 1997) (notice).

53   See In the Matter of the Nasdaq-100 Trust, et al., Investment Company Act Release Nos. 23702 (Feb. 22, 1999) (order) and 23668 (Jan. 27, 1999) (notice).

54   See In the Matter of The Foreign Fund, Inc., et al., supra note 42 .

55   See In the Matter of the Select Sector SPDR Trust, supra note 4 4 .

56   See In the Matter of CountryBaskets Index Fund, Inc., supra note 4 3 .

57   See In the Matter of Barclays Global Fund Advisors, et al., supra note 4 5 .

58   See In the Matter of Vanguard Index Funds, et al., supra note 4 6 .

59   See In the Matter of UBS Global Asset Management (US) Inc., et al., supra note 4 7 .

60   See In the Matter of PowerShares Exchange Traded Fund Trust, et al., supra note 4 8 .

Applicants’ requested relief with respect to Sections 17(a) and 17(b) to permit certain affiliated persons or second tier affiliates to transact in-kind with the Funds in Creation Units is virtually identical to the exemptive relief granted in the Federated Order and the Eaton Vance Order, and is also virtually identical to the exemptive relief obtained by the Diamonds Trust,61 the Nasdaq-100 Trust,62 WEBS Index Fund,63 Select Sector SPDR Trust,64 Country Baskets,65 iShares,66 the Vanguard Index Funds,67 Fresco Index Shares Fund68 and PowerShares Exchange Traded Trust.69

The requested relief from Section 17(a) to permit Funds that are affiliated persons or second-tier affiliates of Investing Funds to sell shares to and redeem shares from and engage in any in-kind transactions that may accompany such sales and redemption with the Investing Fund is virtually identical to the exemptive relief granted in the Federated Order and the Eaton Vance Order, and is also virtually identical to the exemptive relief obtained by iShares.

The requested relief with respect to Sections 12(d)(1)(A) and (B) is identical to the exemptive relief granted in the Eaton Vance Order, substantially identical to the exemptive relief granted in the Federated Order and substantially similar to the exemptive relief the Commission recently has granted to other applicants who sought relief for similar structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.70 Applicants confirm that the Funds will be organized as registered open-end investment companies and not UITs. References made to relief applicable to UITs are for illustration only.

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs. While the Funds are technically actively managed ETFs, Applicant s do not believe that the Funds raise any significant new regulatory issues. As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs. As noted above,71 the relief being requested is substantially identical in all material respects to the relief recently

61   See In the Matter of Diamonds Trust, et al., supra note 52 .

62   See In the Matter of the Nasdaq-100 Trust, et al., supra note 5 3 .

63   See In the Matter of The Foreign Fund, Inc., et al., supra note 42 .

64   See In the Matter of the Select Sector SPDR Trust, supra note 4 4 .

65   See In the Matter of CountryBaskets Index Fund, Inc., supra note 4 3 .

66   See In the Matter of Barclays Global Fund Advisors, et al., supra note 4 5 and see iShares Trust, et al., Investment Company Act Rel. Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order) as precedent for the relief from Section 17(a) in conjunction with the sale and redemption of Shares by the Funds to and from Investing Funds.

67   See In the Matter of Vanguard Index Funds, et al., supra note 4 6 .

68   See In the Matter of UBS Global Asset Management (US) Inc., et al., supra note 4 7 .

69   See In the Matter of PowerShares Exchange Traded Fund Trust, et al., supra note 4 8 .

70   See In the Matter of Barclays Global Fund Advisors, supra note 4 5 .

71   See text accompanying note 1.

granted in exemptive applications involving actively managed ETFs.72 In addition, if proposed Rules 6c-11 and 12d1-4 under the 1940 Act are adopted, these rules would provide Applicants the substantive relief it is seeking in the Application.

Finally, as required under Condition A.5 of the Application, neither the Investment Manager nor any Investment Advisor will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly. This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Investment Manager and any Investment Advisor will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the 1940 Act. In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based and actively managed ETFs, is equally applicable to the Funds.

IV.	Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed Exchange-Traded Fund Relief

1. As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or d iscount of the market closing price or Bid/Ask Price against such NAV.

4. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

72   See supra note 1.

5. The Investment Manager or any Investment Advisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange traded funds.

B.	Section 12(d)(1) Relief

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by or under common control with the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of the Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated

            Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the
            1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a n FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Fund relying on this Section 12(d)(1) relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

C.	Compliance Obligations

1.             Any advisory contract between a Fund and the Investment Manager will include provisions that obligate the Investment Manager (i) to comply with the terms and conditions of the Order and (ii) to monitor and enforce compliance by any Investment Advisor with the terms and conditions of the Order, including any terms and conditions that may relate to investment activity of the Investment Advisor with respect to the Fund.

2.             Any advisory contract between a Fund and an Investment Advisor will include provisions that obligate the Investment Advisor to comply with the terms and conditions of the Order.  Before a Fund enters into an advisory contract with an Investment Advisor, the Investment Manager and the Investment Advisor will execute a Compliance Agreement (i) obligating the Investment Advisor to comply with the terms and conditions of the Order, (ii) obligating the Investment Manager to monitor compliance by the Investment Advisor with the terms and conditions of the Order, and (iii) establishing the Investment Manager’s power to enforce compliance by the Investment Advisor with the terms and conditions of the Order.

3.             The Board, including a majority of the trustees that are not interested persons within the meaning of Section 2(a)(19) of the 1940 Act, shall review and approve each Compliance Agreement annually. The Chief Compliance Officer of the Investment Manager will conduct reviews at least annually to ensure compliance by the Investment Manager and each Investment Advisor with the terms and conditions of the requested Order. The Chief Compliance Officer of each Investment Advisor will conduct reviews at least annually to ensure compliance by such Investment Advisor with the terms and conditions of the requested Order. Their reports shall be reviewed at least annually by the Fund’s Chief Compliance Officer and the Fund’s Board in connection with the Board’s consideration of the Compliance Agreement and in connection with its Section 15 review and approval of advisory contracts with the Investment Manager and each Investment Advisor.

V.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

John Y. Keffer
Forum Investment Advisors, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101

Stacey E. Hong
Forum ETF Trust
Three Canal Plaza, Suite 600
Portland, ME 04101

Richard J. Berthy
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

With copies to:
Stacy L. Fuller , Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page. Also, Applicants have attached the required verifications.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the Relief requested by this Application.

Dated: April 1, 2013

Forum Investment Advisors, LLC

By:	/s/ John Y. Keffer
Name:	John Y. Keffer
Title:	President

Forum ETF Trust

By:	/s/ Stacey E. Hong
Name:	Stacey E. Hong
Title:	President

Foreside Fund Services, LLC

By:	/s/ Richard J. Berthy
Name:	Richard J. Berthy
Title:	Vice President

Verification

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Forum Investment Advisors, LLC; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John Y. Keffer
Name:	John Y. Keffer
Title:	President

Dated:	April 1, 2013

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Forum ETF Trust; that he is President of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stacey E. Hong
Name:	Stacey E. Hong
Title:	President

Dated:	April 1, 2013

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Foreside Fund Services, LLC; that he is Vice President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard J. Berthy
Name:	Richard J. Berthy
Title:	Vice President

Dated:	April 1, 2013